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                           February 3, 2023

       Ryan Maarschalk
       Chief Financial Officer
       Allied Corp.
       1405 St. Paul St., Suite 201
       Kelowna, BC, Canada V1Y 9N2

                                                        Re: Allied Corp.
                                                            Form 10-K for the
Fiscal Year Ended August 31, 2022
                                                            Filed December 14,
2022
                                                            File No. 000-56002

       Dear Ryan Maarschalk:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended August 31, 2022

       Item 9A. Controls and Procedures, page 64

   1. Please disclose the conclusions of your principal executive and principal financial officers, or persons
performing similar functions, regarding the effectiveness of your disclosure controls and
procedures. Refer to Item 307 of Regulation S-K. Provide similar disclosure in your Form
10-Q for the Quarterly Period Ended November 30, 2022.
       Item 15. Exhibits, Financial Statement Schedules
       Exhibits 31.1, 31.2, 32.1 and 32.2, page 75

   2.                                                   Please properly date
the certifications.
       Signatures, page 76

   3.                                                   Please properly date
the signatures.
 Ryan Maarschalk
Allied Corp.
February 3, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



FirstName LastNameRyan Maarschalk                         Sincerely,
Comapany NameAllied Corp.
                                                          Division of
Corporation Finance
February 3, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName